                                                               Page 1 of 8 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                                 Hydril Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   448774 10 9
                                 (CUSIP Number)

                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1(b)
                  [ ]      Rule 13d-1(c)
                  [X]      Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 448774 10 9                                          Page 2 of 8 Pages


--------------------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             The Blanche Ebert Seaver Endowment for Frank R. Seaver College
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [ ]
             (b)  [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             The trust is governed by the laws of the State of California

--------------------------------------------------------------------------------
                                         5    SOLE VOTING POWER
              NUMBER OF                       none
         SHARES BENEFICIALLY           -----------------------------------------
              OWNED BY                   6    SHARED VOTING POWER
           EACH REPORTING                     1,466,424
               PERSON                  -----------------------------------------
                WITH                     7    SOLE DISPOSITIVE POWER
                                              none
                                       -----------------------------------------
                                         8    SHARED DISPOSITIVE POWER
                                              1,466,424
--------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,466,424
--------------------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES

             [ ]
--------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             10.3%(1)
--------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

             OO
--------------------------------------------------------------------------------

(1) This figure reflects that the trust known as The Blanche Ebert Seaver Endowment for Frank R. Seaver College may be deemed the beneficial owner of 1,466,424 shares of Hydril Company's class B common stock, each of which is entitled to 10 votes, as compared with Hydril Company's common stock, which is entitled to one vote per share. The class B common stock and the common stock generally vote as a single class. Each share of class B common stock is immediately convertible into one share of common stock. According to Hydril Company's Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2000, as of November 3, 2000, there were a total of 8,640,800 shares of common stock outstanding and 13,410,908 shares of class B common stock outstanding. The Blanche Ebert Seaver Endowment for Frank R. Seaver College may be deemed to have 10.3% voting power based on the combined number of outstanding shares of the common stock and class B common stock, giving effect to the 10 to 1 voting rights of the class B common stock.

CUSIP NO. 448774 10 9                                          Page 3 of 8 Pages


--------------------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Northern Trust Bank of California, N.A., Co-Trustee, The Blanche
             Ebert Seaver Endowment for Frank R. Seaver College
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [ ]
             (b)  [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             A National Banking Association
--------------------------------------------------------------------------------
                                         5    SOLE VOTING POWER
              NUMBER OF                       none
         SHARES BENEFICIALLY           -----------------------------------------
              OWNED BY                   6    SHARED VOTING POWER
           EACH REPORTING                     1,466,424
               PERSON                  -----------------------------------------
                WITH                     7    SOLE DISPOSITIVE POWER
                                              none
                                       -----------------------------------------
                                         8    SHARED DISPOSITIVE POWER
                                              1,466,424
--------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,466,424
--------------------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES

             [ ]
--------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             10.3%(2)
--------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

              BK
--------------------------------------------------------------------------------

(2) This figure reflects that Northern Trust Bank of California, N.A., Co-Trustee, The Blanche Ebert Seaver Endowment for Frank R. Seaver College, may be deemed the beneficial owner of 1,466,424 shares of Hydril Company's class B common stock, each of which is entitled to 10 votes, as compared with Hydril Company's common stock, which is entitled to one vote per share. The class B common stock and the common stock generally vote as a single class. Each share of class B common stock is immediately convertible into one share of common stock. According to Hydril Company's Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2000, as of November 3, 2000, there were a total of 8,640,800 shares of common stock outstanding and 13,410,908 shares of class B common stock outstanding. Northern Trust Bank of California, N.A., Co-Trustee, The Blanche Ebert Seaver Endowment for Frank R. Seaver College may be deemed to have 10.3% voting power based on the combined number of outstanding shares of the common stock and class B common stock, giving effect to the 10 to 1 voting rights of the class B common stock.

CUSIP NO. 448774 10 9                                          Page 4 of 8 Pages


ITEM 1.

         Item 1(a)    Name of Issuer:                Hydril Company

         Item 1(b)    Address of Issuer's            3300 North Sam Houston Parkway East
                      Principal Executive Offices:   Houston, Texas 77032-3411

ITEM 2.
         Item 2(a)    Name of Person Filing:         The Blanche Ebert Seaver Endowment for Frank
                                                     R. Seaver College

         Item 2(b)    Address of Principal           c/o Northern Trust Bank of California, N.A.
                      Business Office:               355 South Grand Avenue, Suite 2500
                                                     Los Angeles, CA 90071

         Item 2(c)    Citizenship:                   The trust is governed by the laws of the
                                                     State of California

         Item 2(d)    Title of Class of Securities:  Common Stock

         Item 2(e)    CUSIP Number:                  448774 10 9

         Item 2(a)    Name of Person Filing:         Northern Trust Bank of California, N.A.,
                                                     Co-Trustee, The Blanche Ebert Seaver
                                                     Endowment for Frank R. Seaver College

         Item 2(b)    Address of Principal           355 South Grand Avenue, Suite 2500
                      Business Office:               Los Angeles, CA 90071

         Item 2(c)    Citizenship:                   A National Banking Association

         Item 2(d)    Title of Class of Securities:  Common Stock

         Item 2(e)    CUSIP Number:                  448774 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  (a)  [ ]          Broker or dealer registered under section 15
                                    of the Act (15 U.S.C. 78o).

                  (b)  [ ]          Bank as defined in section 3(a)(6) of the
                                    Act (15 U.S.C. 78c).

                  (c)  [ ]          Insurance Company as defined in section
                                    3(a)(19) of the Act (15 U.S.C. 78c).

                  (d)  [ ]          Investment Company registered under section
                                    8 of the Investment Company Act of 1940 (15
                                    (U.S.C. 80a-8).



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CUSIP NO. 448774 10 9                                          Page 5 of 8 Pages


                  (e)  [ ]          An investment adviser in accordance with
                                    Rule 13d-1(b)(1)(ii)(E);

                  (f)  [ ]          An employee benefit plan or endowment fund
                                    in accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g)  [ ]          A parent holding company or control person
                                    in accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h)  [ ]          A savings association as defined in Section
                                    3(b) of the Federal Deposit Insurance Act
                                    (12 U.S.C. 1813);

                  (i)  [ ]          A church plan that is excluded from the
                                    definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act of 1940 (15 U.S.C. 80a-3);

                  (j)  [ ]          Group, in accordance with Rule 13d-1(b)
                                    (1)(ii)(J).

ITEM 4.  OWNERSHIP

         For The Blanche Ebert Seaver Endowment for Frank R. Seaver College:
         Such trust may be deemed to beneficially own 1,466,424 shares of class B common stock. Each share of class B common stock is immediately convertible into one share of common stock. The sole beneficiary of the trust is the Frank R. Seaver College.

         (a)      Amount Beneficially Owned: 1,466,424

         (b) Percent of Class: 10.3% (See footnote 1 to item 11 on cover page)

         (c)      Number of shares to which such person has:

                  (i)      Sole power to vote or direct the vote:           none

                  (ii)     Shared power to vote or direct the vote:    1,466,424

                  (iii)    Sole power to dispose or to direct the
                           disposition of:                                  none

                  (iv)     Shared power to dispose or to direct the
                           disposition of:                             1,466,424

CUSIP NO. 448774 10 9                                          Page 6 of 8 Pages

         Such bank may be deemed to beneficially own 1,466,424 shares of class B common stock held by such bank as one of three trustees of The Blanche Ebert Seaver Endowment for Frank R. Seaver College. Each share of class B common stock is immediately convertible into one share of common stock. The sole beneficiary of the trust is the Frank R. Seaver College. Northern Trust Bank of California, N.A., Co-Trustee, The Blanche Ebert Seaver Endowment for Frank R. Seaver College, disclaims beneficial ownership of such shares.

         (a)      Amount Beneficially Owned: 1,466,424

         (b) Percent of Class: 10.3% (See footnote 2 to item 11 on cover page)

         (c)      Number of shares to which such person has:

                  (i)      Sole power to vote or direct the vote:           none

                  (ii)     Shared power to vote or direct the vote:    1,466,424

                  (iii)    Sole power to dispose or to direct the
                           disposition of:                                  none

                  (iv)     Shared power to dispose or to direct the
                           disposition of:                             1,466,424


ITEM 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

ITEM 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not Applicable

ITEM 8.  Identification and Classification of Members of the Group

         Not Applicable

CUSIP NO. 448774 10 9                                          Page 7 of 8 Pages


ITEM 9.  Notice of Dissolution of Group

         Not Applicable

ITEM 10. Certification

         Not Applicable

CUSIP NO. 448774 10 9                                          Page 8 of 8 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: February 7, 2001

                                       TRUSTEES OF THE BLANCHE EBERT SEAVER
                                       ENDOWMENT FOR FRANK R. SEAVER COLLEGE
                                       DATED AUGUST 27, 1982

                                       Northern Trust Bank of California, N.A.,
                                       Co-Trustee


                                       By:    /s/ ANN V. MARSH
                                          --------------------------------------
                                       Name:  Ann V. Marsh
                                       Title: Vice President


                                       By: /s/ RICHARD C. SEAVER
                                          --------------------------------------
                                          Richard C. Seaver, Co-Trustee


                                       By: /s/ MYRON E. HARPOLE
                                          --------------------------------------
                                          Myron E. Harpole, Co-Trustee


                                       NORTHERN TRUST BANK OF CALIFORNIA, N.A.,
                                       CO-TRUSTEE, THE BLANCHE EBERT SEAVER
                                       ENDOWMENT FOR FRANK R. SEAVER COLLEGE


                                       By:    /s/ ANN V. MARSH
                                          --------------------------------------
                                       Name:  Ann V. Marsh
                                       Title: Vice President



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                                INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
                  Joint filing agreement